UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2014

GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.

(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor

Bosques de las Lomas

05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x	Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____	No x

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

Contacts: ASUR Lic. Adolfo Castro (52) 5552-84-04-08 acastro@asur.com.mx	Breakstone Group Susan Borinelli (646) 330-5907 sborinelli@breakstone-group.com

ASUR Announces Total Passenger Traffic for

September 2014 Up 10.5% Year over Year

Mexico City, October 3, 2014 - Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR), the first privatized airport group in Mexico and operator of Cancún Airport and eight other airports in southeast Mexico, as well as a 50% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport in San Juan, Puerto Rico, today announced that total passenger traffic for September 2014 increased by 10.5% when compared to September 2013.

This announcement reflects comparisons between September 1 through September 30, 2014 and 2013. Transit and general aviation passengers are excluded.

Domestic
Airport	September 2013	September 2014	% Change
Cancún	368,868	420,387	14.0
Cozumel	6,309	7,002	11.0
Huatulco	25,720	26,968	4.9
Mérida	97,047	105,149	8.3
Minatitlán	15,538	18,672	20.2
Oaxaca	35,565	36,820	3.5
Tapachula	11,438	12,356	8.0
Veracruz	69,214	82,318	18.9
Villahermosa	75,640	86,316	14.1
Total Domestic	705,339	795,988	12.9

International
Airport	September 2013	September 2014	% Change
Cancún	594,600	640,429	7.7
Cozumel	8,187	10,934	33.6
Huatulco	677	750	10.8
Mérida	6,247	7,111	13.8
Minatitlán	616	691	12.2
Oaxaca	3,012	2,871	(4.7)
Tapachula	567	735	29.6
Veracruz	7,198	6,762	(6.1)
Villahermosa	5,070	4,879	(3.8)
Total International	626,174	675,162	7.8

ASUR Page 1 of 2

Domestic
Airport	September 2013	September 2014	% Change
Cancún	368,868	420,387	14.0
Cozumel	6,309	7,002	11.0
Huatulco	25,720	26,968	4.9
Mérida	97,047	105,149	8.3
Minatitlán	15,538	18,672	20.2
Oaxaca	35,565	36,820	3.5
Tapachula	11,438	12,356	8.0
Veracruz	69,214	82,318	18.9
Villahermosa	75,640	86,316	14.1
Total Domestic	705,339	795,988	12.9

About ASUR:

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico, as well as a 50% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport in San Juan, Puerto Rico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares.

- END -

ASUR Page 2 of 2

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Chief Executive Officer

Date: October 3, 2014